May 23, 2017

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Rational Select Asset Fund N-14 File No. 333-216244

Ladies and Gentleman:

On February 24, 2017, Mutual Fund & Variable Insurance Trust (the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Tactical Asset Allocation Fund, a series of Northern Lights Fund Trust III with and into the Rational Select Asset Fund, a series of the Registrant. On behalf of the Registrant, we hereby submit, via electronic filing, Pre-Effective Amendment No. 1 to the N-14 (“Amendment”). The Amendment incorporates changes made in connection with comments received from the Commission on March 13, 2017 and March 27, 2017 with respect to the N-14.

The Registrant will also be requesting that that the Commission declare the Amendment effective as of May 25, 2017, or the earliest practicable date thereafter.

If you have any questions, please contact Tanya Goins at (404) 541-2954.

Very truly yours,

/s/Tanya L. Goins

Tanya L. Goins